FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d-16 of

the Securities Exchange Act of 1934

Press Release issued on November 13, 2003

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorská 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

EUROTEL BRATISLAVA REPORTS STRONG REVENUE GROWTH

FOR THE THIRD QUARTER 2003

•	Mobile service revenues increased 27% to Sk2.6 billion in the third quarter 2003

•	1,457,017 mobile customers at the end of the third quarter 2003, a 22% increase over the third quarter 2002

•	EBITDA increased 26% in the third quarter 2003 to Sk1.2 billion

•	EBITDA margin increased to 40.6%, as compared to 39.8% in the third quarter 2002

•	Net income of Sk438 million in the third quarter 2003, as compared to Sk406 million in the third quarter 2002

Slovakia, Bratislava, November 13, 2003 – EuroTel Bratislava a.s. (“EuroTel,” the “Company,” or “we”), a leading telecommunications company in the Slovak Republic, today announced record earnings before interest, taxes, depreciation and amortization (EBITDA) of Sk1,183 million (Euro 28.71 million) for the quarter ended September 30, 2003. This number represented a 26.1% improvement over EBITDA of Sk938 million (Euro 22.31 million) during the third quarter 2002. The Company’s EBITDA margin (EBITDA divided by total revenues) was 40.6% in the third quarter of 2003, as compared to 39.8% in the same period of 2002. EuroTel reported EBITDA of Sk3,343 million (Euro 81.21 million) for the nine months 2003, a 43.1% improvement over EBITDA of Sk2,336 million (Euro 55.61 million) for the same period of 2002. The Company’s EBITDA margin was 41.5% in the first nine months 2003, as compared to 35.2% in the first nine months 2002.

The Company also announced that it ended the third quarter of 2003 with 1,457,017 customers, a 22% increase over a customer count of 1,198,577 on September 30, 2002.

Net customer additions amounted to 86,024 in the third quarter of 2003, a 158% increase over the 33,314 net customer additions in the same period of last year.

EuroTel’s CEO Robert Chvátal said: “In 2003 we were able to accelerate the growth of our customer base and the third quarter was the strongest in 2003 with respect to net customer additions. Although competition in the Slovak mobile market focused on low end pricing plans in recent months, we have improved our average revenue per user by over 5% on an annual basis. Our customer base structure has been developing favorably as we are successfully switching prepaid customers to our postpaid pricing plans. The 22% growth in overall number of our customers in 12 months is a promising result as we move towards the Christmas season, when we traditionally experience the highest volume of new customer additions.”

1	Unless otherwise noted, all monetary figures are in Slovak Crowns (Sk).
At September 30, 2003, Euro 1 = Sk41.173. At September 30, 2002, Euro 1 = Sk42.011.
(Source: National Bank of Slovakia) Euro amounts are presented as convenience translations only.

“EuroTel has also done a lot to improve its GSM coverage in certain key parts of Slovakia in the recent 18 months, which allows us to be much more competitive on the coverage aspect than was previously the case. We are also very optimistic about the future of the mobile market and we anticipate mobile penetration to be very close to 70% as we move into 2004,” added Robert Chvátal.

Ivan Bošňák, EuroTel’s Chief Financial Officer, noted: “We can state with confidence that we beat our expectations in the three quarters of 2003, which is a good sign on the eve of the Christmas season. Margins continue to improve and we generated positive free cash flow in 2003, despite the fact that our capital expenditure was at record levels. This is in line with our budget and these investments are expected to continue to drive our mobile service revenues up as evidenced by healthy 27% increase in third quarter 2003.”

Operating Performance

EuroTel’s 26.6% increase in mobile service revenues for the third quarter of 2003 over the same period of 2002 was primarily driven by growth in the number of both postpaid and prepaid customers, as well as by an increase in blended ARPU.2

Postpaid ARPU decreased from Sk1,712 in the third quarter of 2002 to Sk1,613 in the same period of 2003. However, prepaid ARPU increased from Sk226 to Sk260 during the same period. The blended ARPU increased from Sk580 to Sk614 as our marketing initiatives were successful in stimulating increased usage in both voice and SMS traffic per average user.

As of September 30, 2003, the Company had 1,457,017 mobile customers, comprised of 396,474 GSM postpaid customers, 1,058,296 GSM prepaid customers and 2,247 NMT customers. This represents an increase of 21.6% from the 1,198,577 total mobile customers the Company had at September 30, 2002. As of today, we have more than 1.5 million mobile customers on our network.

Total revenues, including revenues related to mobile equipment and other sales, as well as revenues from managed data network services, increased by 23.7% to Sk2,917 million in the third quarter of 2003. Our cost of sales and services for the third quarter of 2003 increased by 29.1% to Sk1,211 million; primarily as a result of the 67.4% growth in mobile equipment costs and other cost of sales driven by our focus on acquiring new postpaid customers.

Third quarter 2003 gross profit increased by 20.0% to Sk1,706 million. Gross profit margin for the period decreased to 58.5%, down from 60.2% in the third quarter of 2002. This decrease in gross profit margin was mainly due to higher cost of sales for mobile handsets as a result of higher subsidies we granted to attract new customers, multiplied by the higher number of mobile handsets sold in this period. Prepaid acquisition costs per added customer declined to Sk239 from Sk282 in the third quarter of 2003. Postpaid acquisition cost per added customer increased in third quarter of 2003 to Sk4,004 from Sk3,016 over the same period.

2	Blended ARPU represents the weighted average of the ARPU of our prepaid and postpaid customers

For the nine months ended September 30, 2003, revenues increased by 21.4% to Sk8.1 billion and cost of sales increased by 11.0% to Sk3.2 billion. Gross profit increased by 29.2% to Sk4.9 billion in the same period. Gross margin increased to 60.8%, up from 57.1% in the nine months of 2002, as a result of higher revenue growth and lower international interconnection costs.

The Company reported an operating profit of Sk709 million for the third quarter of 2003, compared with an operating profit of Sk511 million for the same period of the previous year. The increase in operating profit was primarily due to accelerating growth in revenue as well as efficiencies achieved in the area of operating expenses.

The Company incurred net finance costs of Sk106 million compared to the net finance income of Sk27 million in the third quarter of 2002. This increase in net finance costs was primarily due to lower foreign exchange gains arising mainly on our Euro-denominated long-term notes in third quarter 2003, as compared to the same period of 2002. The lower foreign exchange gains in the third quarter of 2003 over the third quarter 2002 are the result of the lower appreciation of the Slovak Crown against the Euro, which is the currency in which all our borrowings are denominated.

On October 23, 2002, November 27, 2002, February 5, 2003 and February 7, 2003 respectively, EuroTel entered into four Euro/Sk cross-currency interest rate swaps to hedge its exposure to the Euro/Sk exchange rate risk in connection with the March 30, 2003, September 30, 2003 and March 30, 2004 interest payments to the holders of its Euro-denominated Senior Guaranteed Notes due 2007. The interest expense on borrowings in the first nine months of 2003 increased due to the higher hedged exchange rates used, which were the result of these cross-currency interest rate swaps aimed at hedging 100% of our exposure to Euro/Sk exchange rate risk in connection with the aforementioned interest payments.

EuroTel recorded net income of Sk438 million in the third quarter of 2003 as compared to net income of Sk406 million in the third quarter of 2002. For the nine months ended September 30, 2003, EuroTel experienced a net profit of Sk1,104 million, as compared to a net profit of Sk533 million for the nine months of 2002.

Financial Condition

Debt. Gross debt as of September 30, 2003 totaled Sk6.6 billion (Euro 1601 million) and consisted solely of our Euro-denominated Senior Guaranteed Notes due 2007.

On March 23, 2000, the Company’s financing subsidiary, Slovak Wireless Finance Company B.V., issued seven-year Senior Guaranteed Notes at a coupon rate of 11.25% for total gross proceeds of Euro 175 million. Euro 90.5 million of the proceeds were used to pay down then-existing bank debt. The remaining net proceeds were, and currently continue to be, used to fund network expansions, customer acquisitions, costs relating to our UMTS license and general corporate purposes.

In April 2001, the Company finalized an increase in ordinary share capital by capitalizing all outstanding shareholder loans and accrued interest then outstanding in an aggregate value of Sk3,059 million.

During the second half of 2001, EuroTel repurchased Euro 15 million of the Senior Guaranteed Notes in a series of open-market transactions for a total net consideration of Sk687 million. As a result, EuroTel’s gross debt decreased to Euro 160 million as of October 31, 2001.

Capital Expenditures. EuroTel invested Sk960 million in property, plant and equipment in the third quarter of 2003, up from Sk814 million in the same period of the previous year. This increase primarily reflects the cost of expansion of our mobile service coverage in select locations as well as the capacity added to better serve our growing customer base.

Liquidity. During the third quarter of 2003, the Company funded its operations, capital expenditures and handset purchases with internally generated cash flow as well as a portion of the proceeds from its March 2000 bond offering. Cash on hand at the end of the quarter was Sk1,371 million. Short term investments remained at Sk1,622 million. In the third quarter of 2003, the Company generated negative free cash flow (net cash from operating activities and from the disposal of property and equipment less capital expenditure) of Sk328 million as compared to negative free cash flow of Sk826 million in the same period of the previous year. This was mainly due to semi-annual interest payment of Sk389 million and Sk377 million at the end of September 2003 and 2002, respectively. In addition, in August 2002, EuroTel paid the first installment of Sk500 million for the UMTS license it was granted pursuant to a tender in July 2002.

During the first nine months of 2003, the Company generated positive free cash flow of Sk487 million as compared to the negative free cash flow of Sk785 million (including the Sk500 million paid for UMTS license) in the same period of the previous year. The improvement is mainly attributable to the accelerating growth in revenue and to positive developments in working capital management.

Other Developments

Mobile Multibanking. On August 1, 2003, EuroTel launched a new service called “Mobile Multibanking”, in cooperation with selected Slovak banks. The service allows our customers to view their account information and perform transfers from their bank accounts using their mobile phones. Until end of the year 2003, the majority of Slovak banks are expected to join EuroTel in providing this service to their customers.

I-SMS. On September 17, 2003 EuroTel commenced a new service called “I-SMS”. Customers who activate this service agree to receive promotional SMS. Each promotional SMS received earns the customer a Sk1 credit on his or her mobile account.

Operating Highlights

	Third Quarter
	2003	2002	% Change

Total Mobile Customers	1,457,017	1,198,577	21.6%

Net Mobile Customer Additions	86,024	33,314	158.2%

Average Monthly Churn	1.73%	1.87%	(7.5)%

Average Monthly Billable Minutes of Use (MoU) per Customer	83	79	5.1%

Monthly ARPU	Sk614	Sk580	5.9%

Ending Number of Employees*	1,216	1,131	7.5%

	Third Quarter
Slovak Crowns (in millions)	2003	2002	% Change

Revenues	2,917	2,359	23.7%

Gross Margin	1,706	1,421	20.1%

EBITDA	1,183	938	26.1%

Operating Profit	709	511	38.7%

Net Income	438	406	7.9%

*	Includes both full-time and temporary employees, expressed as number of full-time equivalent employees, based on a 40 hour work week.

For more information, contact:

Ivan Bošňák	Marilena LaRosa
Chief Financial Officer	Investor Relations
+421-2-4955-5114	+1-212-983-1702 x208
bosnaki@eurotel.sk	investor_relations@eurotel.sk

Or consult our web page at: http://www.eurotel.sk

EuroTel (http://www.eurotel.sk) is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services. As of September 30, 2003, the Company’s GSM and NMT mobile networks covered approximately 98% of the Slovak Republic’s 5.4 million population. EuroTel is owned 51% by Slovak Telecom (http://www.telecom.sk), a subsidiary of Deutsche Telekom AG (Frankfurt, amtlicher Handel: DTE / NYSE: DT; http://www.telekom.de), and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Wireless Services, Inc. (NYSE: AWE; http://www.attws.com).

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain the financing necessary to pursue business opportunities; and our ability to adapt to rapid technological changes and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For the purposes of Regulation G, the information submitted to the SEC on this Form 6-K shall be deemed as issued by the Company contemporaneously outside and inside the United States and not specifically targeted at persons located in the United States.

Attached are Selected Unaudited Consolidated Financial Information and Condensed Unaudited Consolidated Balance Sheets of EuroTel for the three and nine months ended September 30, 2003 and 2002, prepared in accordance with International Financial Reporting Standards, including International Accounting Standards and interpretations issued by the International Accounting Standards Board.

EUROTEL SELECTED UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

COMPARISON OF THIRD QUARTER 2003 WITH THIRD QUARTER 2002

(in thousands of Slovak Crowns)

Statement of Operations Data	3Q03		3Q02		% Change
Revenues
Mobile service revenues	2,604,921		2,056,822		26.6%
Mobile equipment and other sales	181,322		183,770		(1.3)%
Managed data network service revenues	130,543		118,278		10.4%

Total revenues	2,916,786		2,358,870		23.7%

Cost of sales and services
Mobile service cost of sales	683,356		612,491		11.6%
Mobile equipment and other cost of sales	486,151		290,463		67.4%
Managed data network service cost of sales	41,730		35,162		18.7%

Total cost of sales	1,211,237		938,116		29.1%

Gross profit	1,705,549	58.5%	1,420,754	60.2%	20.0%

Operating expenses
Advertising, marketing and sales expense	111,280		109,744		1.4%
Depreciation and amortization	474,153		426,873		11.1%
Other operating expenses	411,067		372,616		10.3%

Operating profit	709,049		511,521		38.6%
Finance costs / (income)	106,168		(27,354)		488.1%
Taxes	164,458		132,674		24.0%

Net income	438,423		406,201		7.9%

EBITDA*	1,183,202		938,394		26.1%
EBITDA margin**	40.6%		39.8%		2.0%
SG&A as a % of revenue	17.9%		20.4%		(12.3)%

*	EBITDA – earnings (operating profit) before interest (finance costs), taxes, depreciation and amortization,
**	EBITDA margin – EBITDA divided by total revenues

EUROTEL SELECTED UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

COMPARISON OF THIRD QUARTER 2003 WITH SECOND QUARTER 2003

(in thousands of Slovak Crowns)

Statement of Operations Data	3Q03		2Q03		% Change
Revenues
Mobile service revenues	2,604,921		2,399,681		8.6%
Mobile equipment and other sales	181,322		141,413		28.2%
Managed data network service revenues	130,543		122,825		6.3%

Total revenues	2,916,786		2,663,919		9.5%

Cost of sales and services
Mobile service cost of sales	683,356		620,545		10.1%
Mobile equipment and other cost of sales	486,151		367,185		32.4%
Managed data network service cost of sales	41,730		39,670		5.2%

Total cost of sales	1,211,237		1,027,400		17.9%

Gross profit	1,705,549	58.5%	1,636,519	61.4%	4.2%

Operating expenses
Advertising, marketing and sales expense	111,280		125,674		(11.5)%
Depreciation and amortization	474,153		460,541		3.0%
Other operating expenses	411,067		424,470		(3.2)%

Operating profit	709,049		625,834		13.3%
Finance costs	106,168		199,277		(46.7)%
Taxes	164,458		118,919		38.3%

Net income	438,423		307,638		42.5%

EBITDA*	1,183,202		1,086,375		8.9%
EBITDA margin**	40.6%		40.8%		(0.5)%
SG&A as a % of revenue	17.9%		20.7%		(13.5)%

*	EBITDA – earnings (operating profit) before interest (finance costs), taxes, depreciation and amortization,
**	EBITDA margin – EBITDA divided by total revenues

EUROTEL SELECTED UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 2003

WITH NINE MONTHS ENDED SEPTEMBER 30, 2002

(in thousands of Slovak Crowns)

Statement of Operations Data	Sept 30, 2003		Sept 30, 2002		% Change
Revenues
Mobile service revenues	7,207,167		5,741,346		25.5%
Mobile equipment and other sales	472,549		544,111		(13.2)%
Managed data network service revenues	375,513		350,461		7.1%

Total revenues	8,055,229		6,635,918		21.4%

Cost of sales and services
Mobile service cost of sales	1,868,902		1,651,430		13.2%
Mobile equipment and other cost of sales	1,168,754		1,086,587		7.6%
Managed data network service cost of sales	120,654		108,223		11.5%

Total cost of sales	3,158,310		2,846,240		11.0%

Gross profit	4,896,919	60.8%	3,789,678	57.1%	29.2%

Operating expenses
Advertising, marketing and sales expense	371,636		315,119		17.9%
Depreciation and amortization	1,375,175		1,222,394		12.5%
Other operating expenses	1,182,164		1,138,408		3.8%

Operating profit	1,967,944		1,113,757		76.7%
Finance costs	458,271		395,631		15.8%
Taxes	406,055		184,930		119.6%

Net income	1,103,618		533,196		107.0%

EBITDA*	3,343,119		2,336,151		43.1%
EBITDA margin**	41.5%		35.2%		17.9%
SG&A as a % of revenue	19.3%		21.9%		(11.9)%

*	EBITDA – earnings (operating profit) before interest (finance costs), taxes, depreciation and amortization,
**	EBITDA margin – EBITDA divided by total revenues

EUROTEL CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET

COMPARISON OF THIRD QUARTER 2003 WITH THIRD QUARTER 2002

(in thousands of Slovak Crowns)

Assets	3Q03	3Q02	% CHANGE
Non-current assets
Property and equipment	7,590,650	6,149,848	23.4%
Licenses	1,951,595	622,952	213.3%
UMTS license prepayment	—	500,000	—
Deferred expenses and other long term assets	111,236	91,055	22.2%

	9,653,481	7,363,855	31.1%

Current assets
Inventories	178,358	331,009	(46.1)%
Receivables, prepayments and deferred expenses	1,520,460	1,272,411	19.5%
Current investments	1,622,145	2,346,183	(30.9)%
Cash and cash equivalents	1,370,713	1,446,566	(5.2)%

	4,691,676	5,396,169	(13.1)%

Total assets	14,345,157	12,760,024	12.4%

Liabilities and equity

Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings and other reserves	1,532,962	384,908	298.3%

	5,267,697	4,119,643	27.9%

Non-current liabilities
Long term notes	6,395,215	6,487,013	(1.4)%
Deferred revenues and other liabilities	106,992	85,247	25.5%
Deferred tax liability	424,180	224,259	89.1%

	6,926,387	6,796,519	1.9%

Current liabilities
Trade, other payables and deferred revenues	1,795,100	1,798,203	(0.2)%
Accrued interest – long term notes	4,117	2,101	96.0%
Income tax payable	224,212	1,300	17,147.1%
Provisions	127,644	42,258	202.1%

	2,151,073	1,843,862	16.7%

Total liabilities and equity	14,345,157	12,760,024	12.4%

EUROTEL CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET

COMPARISON OF THIRD QUARTER 2003 WITH SECOND QUARTER 2003

(in thousands of Slovak Crowns)

Assets	3Q03	2Q03	% Change
Non-current assets
Property and equipment	7,590,650	7,146,233	6.2%
Licenses	1,951,595	458,555	325.6%
UMTS license prepayment	—	1,510,506	—
Deferred expenses and other long term assets	111,236	113,899	(2.3)%

	9,653,481	9,229,193	4.6%

Current assets
Inventories	178,358	130,137	37.1%
Receivables, prepayments and deferred expenses	1,520,460	1,291,671	17.7%
Current investments	1,622,145	1,849,976	(12.3)%
Cash and cash equivalents	1,370,713	1,494,767	(8.3)%

	4,691,676	4,766,551	(1.6)%

Total assets	14,345,157	13,995,744	2.5%

Liabilities and equity

Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings and other reserves	1,532,962	1,095,961	39.9%

	5,267,697	4,830,696	9.0%

Non-current liabilities
Long term notes	6,395,215	6,474,270	(1.2)%
Deferred revenues and other liabilities	106,992	109,900	(2.6)%
Deferred tax liability	424,180	346,384	22.5%

	6,926,387	6,930,554	(0.1)%

Current liabilities
Trade, other payables and deferred revenues	1,795,100	1,845,933	(2.8)%
Accrued interest – long term notes	4,117	191,989	(97.9)%
Income tax payable	224,212	140,409	59.7%
Provisions	127,644	56,163	127.3%

	2,151,073	2,234,494	(3.7)%

Total liabilities and equity	14,345,157	13,995,744	2.5%

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2003	EuroTel Bratislava, a.s.

	By:	/s/ ROBERT CHVÁTAL

Robert Chvátal Chief Executive Officer

	By:	/s/ IVAN BOŠŇÁK

Ivan Bošňák Chief Financial Officer